Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

 Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: HSN, Inc.

Subject Company: HSN, Inc.

 Commission File No.: 001-34061

All,

As the QVC integration continues to move forward, we wanted to share important news about the new organizational structure for the combined company.

As you will see from Mike’s note below, this structure has been developed over the past several months by cross-functional teams from HSNi, QVC and zulily.  We, along with many others throughout our organization, have been involved in these meetings – all with the goal of forming one of the premier global retail companies, preserving the uniqueness of our brands and creating a platform for long-term growth.

From the beginning, we’ve known that this integration would bring with it change.  Today’s announcement reflects that reality, not just for the office of the chief executive, but others in the company’s senior leadership team. Details are included in Mike’s note and the attached press release which is being sent out this morning.  Our integration teams will continue defining our new structure and in the coming weeks we will announce next level leadership decisions. We will continue to keep you informed of our progress with the integration planning.

We know it is a lot to absorb, but we also want to be able to answer – to the best of our ability – questions that you may have about the new organization and what it means moving forward.  Today at 10 am, we will host an HSNi town hall with Mike George, so he can share his thoughts and vision with you directly.

We look forward to seeing you later this morning, and thank you for all your efforts, not only during this time of transition, but throughout the entire year.  This is an incredible team, and we are proud of all we have accomplished together.

Bill, Judy and Rod

Team,

Over the last two months, cross functional teams from HSNi, QVC, and zulily have been hard at work designing the new group of companies that will form following the completion of the HSNi acquisition, which we anticipate will close by year end.  Today, I’m delighted to share our plans for the new combined organization that will be in place following the closing.

Our Aspirations

The integration planning has reinforced our belief that we will be so much more than a combination of three strong companies.  Together, we will be forming one of the premier global retailers and we will define a new generation of shopping that combines commerce, content, and media to create the world’s most engaging shopping experiences – all while retaining the uniqueness of our well-known brands.  Our companies reach a broad range of consumers, from Millennial Moms to Gen Xers and Baby Boomers.  Together, we will serve 23 million customers worldwide(1), broadcast 17 networks into 360 million+ homes in nine countries, attract 2 billion annual visits to our global websites, handle over 180 million customer contacts, ship over 320 million packages, and deliver $14 billion in revenue annually(2).  And we will be the US’s third largest ecommerce and mobile commerce retailer.

More importantly, our companies all hold the same beliefs -- we believe passionately in creating highly engaging, curated, discovery-based shopping experiences; we believe in extending those experiences across all the digital and media platforms relevant to today’s and tomorrow’s consumer; and we believe in earning customers for life.  We also believe shopping should be about joy and humanity and inspiration and unique products, not just more coupons and bigger search engines.

This creates an extraordinary platform for long-term growth.

Our Plan for the New Organization

To deliver on the great promise of our combined group, today I’m thrilled to share with you our plan for a new structure and executive leadership team, which will become effective later this year when the HSNi acquisition closes.

These strong, seasoned executives, who will be drawn from across our businesses, have deep expertise in their respective disciplines and in retail. They will lead our group, which will be structured along two dimensions – business units and global functions.

Business Units:  Our major brands – QVC, HSN, zulily and the Cornerstone brands – will continue to operate as separate business units.  Each business unit will be responsible for maximizing the potential of its brand – setting strategy, growing revenues and profits, optimizing daily results, and ensuring our customers are well served.  While the organizational structures of the business units will vary, each will have direct responsibility for customer-facing commercial functions, such as: Merchandising, Broadcast, Content Management, and Ecommerce Site Management, while also leveraging shared global functions (see below) to best serve their customers and team members.

Global Functions:  Groupwide functional teams will leverage our scale and best practices to support all the business units, drive growth, operate at best cost and quality, and accelerate innovation.  In many cases, such as Technology, Operations, Finance, People, and Legal, all team members will report into these global functions while still supporting their local business units.  This shared service model is similar to how QVC operates today across markets, how HSNi operates across HSN and Cornerstone, and how Supply Chain and Customer Service operate across QVC and zulily.  So this structure should look familiar to many of us, we’re just expanding it across the larger organization.

In a few cases, primarily in Commerce areas like Merchandising, Marketing, and Digital Platforms, many team members will continue to report into their business units, but global teams will also come together to drive our groupwide strategic agenda and leverage our scale and talents to accelerate growth across all the businesses.

Additionally, zulily will continue to operate more independently than the other business units, given the uniqueness of its model, but will leverage the expanding capabilities of the shared services organizations and the new group to achieve best-in-class results. We believe this new structure will help all the group’s brands and business units achieve their full potential, enabling them to operate with speed and agility to meet their customers’ needs, while leveraging the power of the combined group to compete effectively against the largest global retailers.

Executive Leadership Team

Our combined group will consist of five business units and eight global functions, all reporting to me:

Business Units

•	QVC US

QVC US brings the QVC shopping experience—combining the best of retail, media and social—to customers in the US. It is our largest business unit with over $6B in revenue in 2016. It will be led by Steve Hofmann.  Steve has been with QVC for 10 years and currently leads our QVC International team. Steve will be based in West Chester, Pennsylvania.

•	HSN

HSN, the founder of the TV shopping industry, achieved $2.5B in net sales in 2016. HSN will be led by Mike Fitzharris. Mike has been with QVC for 13 years in total.  He currently leads our QVC Japan team and previously served as Chief Operating Officer of our UK team.  Mike will be based in St. Petersburg, Florida.

•	QVC International

QVC International brings the QVC shopping experience to customers in Japan, Germany & Austria, UK & Ireland, Italy, France,and our joint venture in China(3). In 2016, the unit had $2.6B in revenue. We’re currently identifying a leader for QVC International, whom we expect to announce in the coming months. (Following the close, the International market leaders will report to me until the International leader is named.) Gregg Bertoni, who currently supports CNRMall and previously led QVC Italy, will transition to lead QVC Japan as Mike Fitzharris moves to HSN. Gregg will be based in Chiba, Japan.

•	zulily

zulily is our online retailer obsessed with bringing special finds every day to its customers. In 2016, the team delivered $1.5B in revenue. Darrell Cavens, zulily’s co-founder, will be taking on a new cross-company role, noted below. Lori Twomey, who’s been with zulily since its founding and currently leads Merchandising and Studio, will backfill Darrell on an interim basis while continuing to oversee Merchandising and Studio.  The current zulily senior leadership team, Kevin Saliba, Marketing; Deirdre Runnette, Legal and HR; and Luke Friang, Tech, will also take on expanded responsibilities to support Lori and the team.  We expect to announce a permanent leader for zulily in the coming months. Darrell and Lori will continue to be based in Seattle, Washington.

•	Cornerstone

Cornerstone is the interactive and catalog business of leading aspirational lifestyle brands: Ballard Designs, Frontgate, Garnet Hill, Grandin Road, and Improvements. In 2016, Cornerstone delivered $1.1B in net sales, with 71% digital sales penetration. Cornerstone will be led by Claire Spofford. Claire has been with HSNi for three years and currently leads Garnet Hill.  Claire will continue to lead the Garnet Hill business while taking on this new leadership role, and will continue to be based in Franconia, New Hampshire.

Global Functions

With the exception of New Ventures, our Global Function leaders will be based in West Chester, Pennsylvania.

Commercial Growth and Innovation Teams

To realize the full potential of our combined organization, accelerate growth, and become leaders in the next generation of shopping, we will be investing in three critical new global organizations that will be focused on leveraging our scale and resources to drive industry leadership.

•	Global Merchandising: These teams will accelerate our product leadership agenda by helping attract the best vendors, brands, products and ideas to our company, identifying ‘white spaces’ for growth, and providing high value support to the business units, including design, development, and sourcing; trend services; vendor management; and merchant training. This team will be led by Doug Howe. Doug has been with QVC for a total of 13 years and currently leads QVC’s Merchandising team.

•	Interactive Content Experiences: These teams will shape and drive strategies to reach more customers, with more compelling experiences, across more platforms, while reducing our reliance on traditional linear broadcast TV. They will provide state-of-the-art marketing services to the business units, develop new content strategies in areas like virtual reality, and develop and optimize current and next generation digital platforms. This function will be led by Mary Campbell. Mary has been with QVC for 22 years, currently leading QVC’s global Commerce Platforms team. To accelerate our innovation agenda, we’ve asked Todd Sprinkle to serve as our Chief Digital Officer, reporting to Mary and driving the evolution of our digital platforms and content. Todd has been with QVC 10 years, currently serving as QVC’s CIO.

•	New Ventures: This team will be responsible for inventing, partnering with, and acquiring new retailing concepts that reflect our aspiration to define the next era of shopping. We will dedicate significant resources to looking beyond our current businesses to new horizons for growth. This team will be led by Darrell Cavens. An entrepreneur and technologist, Darrell co-founded and has led zulily for the last eight years.

Technology, Operations, and Corporate / Support Teams

These functions will bring together our existing HSNi and QVC teams, and in some areas our zulily teams, into unified global organizations that will provide best-in-class solutions, services, and support, while also ensuring strong corporate oversight and stewardship for our group.

•	Technology: We are a technology-driven retailer. We are excited about the opportunity to accelerate growth through best-in-class technology solutions as we leverage the combined resources and talents of all our technology teams. This function will bring together our existing QVC and HSNi technology organizations and will be led by Karen Etzkorn. Karen has been with HSNi for four years, leading Information Technology.

•	Operations: This global team will provide services for our internal and external customers at the best quality and cost, ensuring that we deliver on our service promise and continue to meet the rising expectations of our customers. This organization includes our Supply Chain, Customer Experience & Services and Real Estate & Workplace Services teams and will be led by Bob Spieth. Bob has been with QVC in a dual QVC and zulily role for one year, leading Global Customer & Business Services. He previously served as zulily’s Chief Operating Officer for four years.

•	People, Community, and Communications: These global teams will help us attract and develop the best and most diverse talent in the retail industry. They’ll also help us build the reputation of our new group and each of our brands with all stakeholders, and lead our Corporate Social Responsibility efforts. This team will be led by Beth Rubino. Beth has been with QVC for 22 years and currently leads QVC’s Human Resources team.

•	Finance: This global team will partner with the business unit and global functional leaders to provide strategic, analytic, and financial support to help optimize the performance of each brand. The team will be led by Ted Jastrzebski. Ted has been with QVC for four years and currently leads QVC’s Finance team.

•	Legal & Compliance: This global team will ensure we’re operating at the highest legal and ethical standards. The team will be led by Larry Hayes. Larry has been with QVC for 25 years, leading QVC’s Legal & Compliance team.

Appreciation for the HSNi Executive Team

One of the best things with this kind of combination is that we have the opportunity to bring great new talent into our company, and one of the hardest things is that we lose some talented leaders in the process too.

HSNi’s Office of the Chief Executive plan to leave the company shortly after the acquisition closes. I thank Bill Brand, President of HSN and CMO of HSNi; Rod Little, CFO of HSNi; and Judy Schmeling, COO of HSNi and President of Cornerstone for steering  the company through the changes of the last several months.  They have been invaluable partners and a trusted sounding board to me and our other leaders throughout this process.

We are fortunate that several members of the current HSNi executive team plan to continue on.  Joy Mangano (Ingenious Designs), Carmen Bauza (Merchandising), and Jill Kermes (Communications) will continue with the combined group. As noted earlier, Karen Etzkorn will lead Technology for the combined group, and Claire Spofford will lead the Cornerstone Brands, in addition to her existing role leading Garnet Hill. Additionally, Cornerstone leaders, including: Geoff Brownrigg (Improvements), Jason Jones (Grandin Road), Ryan McKelvey (Ballard Designs), and Patrick Vonderhaar (CFO) will also continue.  In addition, several HSNi leaders will continue to support the integration in a transitional role, including  Maria Martinez (HR), Mike Attinella (Finance/Accounting), Jen Cotter (Television, Content & Programming), and Bill Hutchinson (Supply Chain).

I also appreciate the other HSNi executive team members who plan to depart shortly after the acquisition closes, including: Greg Henchel (Legal Officer), Peter Ruben (Affiliate Relations), and Rob Solomon (Customer Care and Operations Administration). All of these leaders have made extraordinary contributions to HSNi, some spanning decades, others more recently, as they worked together to build HSNi into one of the premier lifestyle retailers.  And each has been selflessly focused on ensuring that this acquisition is successful and our new HSNi team members are well cared for.  They have all agreed to assist in ensuring a smooth transition in the coming months. We’re grateful for all their support and look forward to working with them during this transition.

Next Steps

Team, I am sure you have many questions about this new structure – exactly how it will work, how your function will change, and what it will mean for you.

We’ll work together to answer these questions as quickly as we can. In the coming months, our integration teams will continue defining our new structure, and we’ll involve more team members as we get further along in the work.  We will be announcing next level leadership decisions over the next several weeks and we will keep you apprised of our progress with integration planning.

Remember:  None of these changes will occur until the transaction closes late this year.  Until then, all leaders at HSNi, QVC, and zulily will continue in their current roles, and QVC and HSNi will continue to operate as separate companies.

As we begin the fourth quarter, we have good momentum in our businesses headed into the crucial holiday selling season. Let’s build on that energy, stay focused on our customers, and surprise and delight them in new ways as we drive outstanding results.

Thanks for all you do.

Mike

(1)	Represents total customers across consolidated QVC, zulily, HSNi. Includes some amount of QVC US and HSN customer overlap

(2)	LTM as of Q1-17

(3)	QVC’s joint venture in China is not included in QVC consolidated or QVC International results

Forward-Looking Statements

This communication includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements about the proposed acquisition (the “HSNi acquisition”) of HSNi by Liberty Interactive, including those about timing and expected benefits of the HSNi acquisition and organizational structure and senior executive team changes, and other matters that are not historical facts.  These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including, without limitation, the satisfaction of conditions to the HSNi acquisition.  These forward-looking statements speak only as of the date of this communication, and QVC and Liberty Interactive each expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in QVC’s or Liberty Interactive's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Please refer to the publicly filed documents of QVC and Liberty Interactive, including the most recent Forms 10-K and 10-Q, for additional information about QVC and Liberty Interactive and about the risks and uncertainties related to QVC’s and Liberty Interactive's businesses which may affect the statements made in this communication.

This communication includes certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  Words such as “may,” “will,” “could,” “anticipate,” “estimate,” “expect,” “predict,” “project,” “future,” “potential,” “intend,” “plan,” “assume,” “believe,” “forecast,” “look,” “build,” “focus,” “create,” “work” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements.  These forward-looking statements include, but are not limited to, statements about the proposed acquisition (the “proposed acquisition”) of HSNi by Liberty Interactive, the timing of the proposed acquisition, the realization of estimated synergies and benefits from the proposed acquisition, business strategies, market potential, future financial prospects, new service and product offerings and other matters that are not historical facts.  These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including, without limitation, the expected timing and likelihood of completion of the proposed acquisition, including the timing and satisfaction of conditions to the transaction that could reduce anticipated benefits or cause the parties to abandon the transaction, the ability to successfully integrate the businesses, risks related to disruption of management time from ongoing business operations due to the proposed acquisition, the risk that any announcements relating to the proposed acquisition could have adverse effects on the market price of the common stock of HSNi or Liberty Interactive, the risk that the proposed acquisition and its announcement could have an adverse effect on the ability of HSNi and Liberty Interactive to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, market conditions conducive to stock repurchases, the risk of the amount of any future dividend HSNi may pay, and other factors.  These forward-looking statements speak only as of the date of this communication, and Liberty Interactive and HSNi expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Liberty Interactive’s or HSNi’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.  Please refer to the publicly filed documents of Liberty Interactive and HSNi, including the most recent Forms 10-K and 10-Q for additional information about Liberty Interactive and HSNi and about the risks and uncertainties related to the business of each of Liberty Interactive and HSNi which may affect the statements made in this communication.

No Offer or Solicitation

This communication relates to a proposed business combination between HSNi and Liberty Interactive.  This announcement is for informational purposes only and nothing contained in this communication shall constitute an offer to buy or a solicitation of an offer to sell any securities or the solicitation of any vote in any jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information

Liberty Interactive stockholders, HSNi stockholders and other investors are urged to read the registration statement and the proxy statement/prospectus to be filed regarding the proposed acquisition and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about the proposed acquisition.  Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of HSNi.  Copies of these SEC filings are available free of charge at the SEC’s website (http://www.sec.gov).  Copies of the filings together with the materials incorporated by reference therein are also available, without charge, by directing a request to Liberty Interactive Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations, Telephone: (720) 875-5420.  Copies of documents filed with the SEC by HSNi will be made available free of charge on HSNi’s website at http://www.hsni.com or by contacting HSNi’s Investor Relations Department at HSN, Inc., 1 HSN Drive, St. Petersburg, Florida 33729, Attention Investor Relations, Telephone: (727) 872-1000, email: ir@hsn.net.

Participants in a Solicitation

The directors and executive officers of HSNi and other persons may be deemed to be participants in the solicitation of proxies from the holders of HSNi common stock in respect of the proposed acquisition.  Information regarding the directors and executive officers of HSNi is available in its definitive proxy statement for HSNi’s 2017 Annual Meeting of Stockholders, which was filed with the SEC on April 10, 2017 and in the other documents filed after the date thereof by HSNi with the SEC. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available.  Free copies of these documents may be obtained as described in the preceding paragraph.